CONSENT OF MARTIN PITTUCK

             I hereby consent to the use of my name in connection with the following, all or parts of which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) for the year ended December 31, 2015, being filed with the United States Securities and Exchange Commission:

1.

Sections 7, 11, 12, 14 and 15 of the technical report dated July 29, 2015 entitled “NI 43-101 Technical Report, Mineral Resource and Reserve Update, December 31 2014, Twangiza Gold Mine, Democratic Republic of the Congo” (the “2015 Twangiza Report”);

2.

Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”);

3.

The Twangiza Mineral Reserve estimates disclosed in the press release dated June 8, 2015 entitled “Banro Announces a 59% Increase in Twangiza Reserves and Twangiza Mine Life Extension to 14 Years” (the “June 2015 Press Release”).

4.

The Annual Information Form of the Company for the year ended December 31, 2015 which includes reference to my name in connection with information relating to the Twangiza Report the Kamituga Report and which incorporates by reference the June 2015 Press Release.

Date: March 28, 2016

/s/ Martin Pittuck
Name: Martin Pittuck
Title: Principal Resource Geologist